Report to Shareholders

June 2007

Dear Fellow Shareholders:

2006 will be remembered as the year that Leading Brands took the last steps to becoming a fully branded premium beverage company. In the past, we had primarily bottled and distributed other people’s brands: no longer. Now, the great majority of our business – and our future – is tied to the creation, development, production, sales, distribution and marketing of our own products. We are also no longer a Canadian-centric company, with our products now selling in every nook and cranny of North America and in several countries abroad.

We last year made two significant changes to our business that, in the short term, will impact comparable period revenues, but in the long term will free us to invest our time, resources and energies to more valuable brand building initiatives. First, we stopped distributing a variety of third party confectionary and beverage products to a large convenience chain. Second, we consolidated our two western Canadian bottling plants into one location in Edmonton. That allowed us to eliminate some rather fickle and seasonal co-packing business and significantly reduce attendant overhead costs that historically dragged down earnings in the Fall and Winter months. The consolidation of our Western Canadian plants allowed us the opportunity to write-down the value of our fixed assets, thereby reducing ongoing depreciation charges against future income. Although that resulted in a charge in our 2006 fiscal year ended February 28, 2007 it will reduce expense levels going forward.

As these initiatives were under way, we started bottling TrueBlue® in Iowa and made arrangements for our new energy drink to be canned in Minnesota. Not only does employing third party bottlers facilitate our use of new package types, it brings our products closer to our customers, reducing what of late appears to be never ending freight cost increases.

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One trend that we have witnessed since 2000 has been the dramatic increase in the revenue multiples paid for even moderately successful beverage brands. One only needs to compare the prices paid several years ago for SoBe® and Gatorade® to the recent valuations of Hansen®, Vitamin Water, Jones Soda®, Fuze® and Izze® to see that there has been a virtual trebling in the perception of value. That is occurring at a time when there has been unprecedented change in the North American beverage landscape. Conventional soft drink sales are waning. Healthier product offerings are commanding premium pricing. New trends are emerging. Old conventions are disappearing. This is the type of an environment that Leading Brands is poised to succeed in.

I am often asked what differentiates our company from our competitors. It is a relatively simple answer: innovation, experience and maintaining control over every stage of the brand development, distribution and marketing process. The other thing that shouldn’t be overlooked is a diversified brand portfolio; with each offering positioned in the most exciting segments of the beverage industry: TrueBlue® and LiteBlue®: antioxidant-rich juices; Stoked® and NITRO™: energy drinks; Infinite Health®: vitamin enhanced water; and TREK® Natural Sports Drinks™. This is an enviable line-up for any company.

We are excited about 2007 and building a great branded beverage company. Thank you for your continued support.

LEADING BRANDS, INC.

Per:
/s/ Ralph McRae

Ralph D. McRae
Chairman & CEO